UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of May 2004

De Rigo S.p.A.
(Translation of registrant's name in English)

Republic of Italy
(Jurisdiction of incorporation or organization)

Zona Industriale Villanova
32013 Longarone (BL)
Italy
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F     X      Form 40-F

(Indicate by check mark whether theregistrant by furnishing the information contained in this form isalso thereby furnishing the information to theCommission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes           No     X

For further information, please contact: Maurizio Dessolis Chief Financial Officer Tel 39 0437 7777 Fax 39 0437 770727 e-mail: investor@derigo.com NYSE: DER	6 May 2004 FOR IMMEDIATE RELEASE

:

DE RIGO

announces sales results for the first quarter of 2004

De Rigo S.p.A. (NYSE: DER) posted net sales of EUR 139.2 m1 for the first quarter of 2004, a 0.5% decrease as compared with the same period last year.

The sales results reflected positive trends in the Group’s current businesses, as comparisons with the prior year were affected by De Rigo’s sale, during July 2003, of the controlling interest in Eyewear International Distribution (“EID”), a joint venture with the Prada Group. Excluding EID’s net sales from the Group’s results for the first quarter 2003,2 the period on period increase in consolidated net sales was 6.1% at current exchange rates and 7.0% at constant exchange rates.3

Highlights of the Group’s unaudited sales results for the first quarter of 2004 include:

•	Consolidated net sales amounted to EUR 139.2 m, as compared with EUR 139.9 m posted in the first quarter of 2003.

•	Wholesale & manufacturing sales grew by 1.9% to EUR 42.3 m from EUR 41.5 m posted in the first quarter of 2003. Excluding net sales made by the business segment to EID during the first quarter of 2003, wholesale & manufacturing sales increased by 4.4%. Foreign currency translation differences accounted for a decrease of 0.8% in the total figure.

•	Sales through the retail companies increased by 5.7% to EUR 99.9 m from EUR 94.5 m in the first quarter of 2003, primarily as result of positive same store sales growth at both General Optica (“GO”), the Group’s Spanish retail chain, and Dollond & Aitchison (“D&A”), the Group’s British retail chain. When calculated on a constant exchange rate basis, sales through the retail companies increased by 6.7%.

1 The Group reports its results in Euro. On May 4th, 2004, the Euro/U.S. Dollar exchange rate, as fixed by the European Central Bank, was EUR 1 = USD 1.2061. The financial results reported in this press release have not been audited by the Group’s independent public accountants and are presented on the basis of accounting principles generally accepted in Italy (“Italian GAAP”).

2 Tables detailing the Group’s consolidated Italian GAAP sales results and those of its wholesale & manufacturing business segment excluding sales made by or to EID are provided on page 2 and page 3 of this release.

3 In addition to reporting its Italian GAAP results, the De Rigo Group uses certain measures of financial performance that exclude the impact of fluctuations in currency exchange rates in the translation of its operating results into Euro. In doing so, the Group has calculated its sales for the first quarter of 2004 on the basis of the same average exchange rates used to calculate sales for the first quarter of 2003. The Company believes that these non-GAAP financial measures provide useful information to both management and investors by allowing a comparison of sales performance on an exchange rate neutral basis. See the tables on page 2 and page 3 of this release. The De Rigo Group’s method of calculating sales performance excluding the impact of changes in exchange rates may differ from methods used by other companies.

In this release, De Rigo is reporting net sales and revenues on a consolidated basis, as well as sales for each of its principal business segments during the periods under review. In calculating its consolidated net sales and revenues, De Rigo has eliminated the intercompany sales among the Group’s business segments, as detailed in the following table:

NET SALES BY BUSINESS SEGMENT

NET SALES BY BUSINESS SEGMENT (Euro in millions)

	1Q 2003 Net Sales	1Q 2004 Net Sales	% change	1Q 2004 Effect of application of constant exchange rates	1Q 2004 Sales at constant exchange rates (Non-GAAP)	% change

Wholesale & Manufacturing	41.5	42.3	+1.9%	0.3	42.6	+2.7%
Retail	94.5	99.9	+5.7%	0.9	100.8	+6.7%
- D&A	61.8	63.5	+2.8%	0.9	64.4	+4.2%
- GO	32.7	36.4	+11.3%	0.0	36.4	+11.3%
Elimination of Intercompany Sales	-4.8	-3.0	-37.5%	0.0	-3.0	-37.5%

Consolidated net sales excluding net sales through EID	131.2	139.2	+6.1%	1.2	140.4	+7.0%

EID	8.7	0.0		0.0	0.0

Consolidated net sales	139.9	139.2	-0.5%	1.2	140.4	+0.4%

Consolidated net sales

The Group’s consolidated net sales of EUR 139.2 m were broken down as follows: eyewear sales of EUR 65.6 m, lens sales of EUR 42.0 m, contact lens sales of EUR 18.6 m and other sales and revenues of EUR 13.0 m, as compared with sales of EUR 70.9 m, EUR 37.6 m, EUR 18.7 m and EUR 12.7 m, respectively, for the first quarter of 2003.

As previously announced, on July 23, 2003, De Rigo sold its 51% interest in EID, the former joint venture for the marketing and distribution of Prada eyewear, to the Prada Group. As a consequence of this transaction, EID is no longer one of De Rigo’s business segments, though its results were consolidated in the De Rigo Group’s results for the period through the date of its sale (including the entire first quarter of 2003). As mentioned above, excluding net sales through EID from the first quarter of 2003 results, consolidated net sales increased by 6.1% at current exchange rates and by 7.0% at constant exchange rates.

Foreign currency translation differences had a negative effect on consolidated net sales, particularly with regard to the translation into Euro of sales made in Pounds Sterling, Japanese Yen and Hong Kong Dollars, as the average exchange rates for these currencies in the first quarter of 2004 were less favourable to the Group than those during the first quarter of 2003. As shown in the table above, foreign exchange rate translations had a negative effect of 0.9% on consolidated net sales.

Analysing consolidated net sales by geographic area, net sales in Europe increased by 2.0% to EUR 126.6 m, primarily as a result of higher net sales through the retail companies and increased wholesale sales in certain markets. Net sales in the Americas decreased to EUR 2.5 m from EUR 3.2 m, primarily as a result of the deconsolidation of EID. Net sales in the Rest of the World decreased to EUR 10.1 m from EUR 12.6 m, primarily as a result of the deconsolidation of EID and lower sales in certain Middle and Far East markets not served by distribution subsidiaries that were partially offset by the very positive results posted by the Group’s distribution subsidiaries located in the Far East region.

The overall consolidated net sales results reflected the contribution of both of the Group’s principal business segments:

Wholesale & manufacturing

Wholesale & manufacturing sales grew by 1.9% to EUR 42.3 m from EUR 41.5 m posted in the first quarter of 2003.

Excluding net sales made by the wholesale & manufacturing business segment to EID from the first quarter of 2003 results, net sales increased by 4.4% at current exchange rates and by 5.2% at constant exchange rates, as shown in the following table:

	1Q 2003	1Q 2004		1Q 2004	1Q 2004
	Net Sales	Net Sales	% change	Effect of application of constant exchange rates	Sales at constant exchange rates (Non-GAAP)	% change

Wholesale & Manufacturing sales	41.5	42.3	+1.9%	0.3	42.6	+2.7%
- of which sales to EID	-1.0	0.0		0.0	0.0

Wholesale & Manufacturing sales excluding net sales to EID	40.5	42.3	+4.4%	0.3	42.6	+5.2%

When calculated on a constant exchange rate basis, the business segment’s sales increased by 2.7%.

The increase in wholesale & manufacturing sales was primarily due to very strong sales results posted by the Group’s in certain Far East markets, particularly Japan and Hong Kong, as well as in several European markets including France, Greece, Germany and Spain.

Retail

Sales through the retail companies increased by 5.7% to EUR 99.9 m from EUR 94.5 m posted in the first quarter of 2003. When calculated on a constant exchange rate basis, net sales through the retail companies increased by 6.7%.

The following table sets forth certain data on the sales and store network of De Rigo’s two retail chains: D&A, one of the leading retailers in the British optical market and GO, the leading retailer in the Spanish optical market.

	1Q 2003 € in millions	1Q 2004 € in millions	% Change	31 Mar 03 Owned stores	31 Mar 04 Owned stores	Unit change	31 Mar 03 Franchised stores	31 Mar 04 Franchised stores	Unit change

D&A	61.8	63.5	+2.8%	233	232	-1	145	143	-2

GO	32.7	36.4	+11.3%	140	143	+3	7	14	+7

Total Retail	94.5	99.9	+5.7%	373	375	+2	152	157	+5

Sales at D&A grew by 4.2% in Pound Sterling terms, while same store sales per working day increased by 5.1%. In Euro terms, D&A’s sales grew to EUR 63.5 m, an increase of 2.8% as compared with sales of EUR 61.8 m posted in the first quarter of 2003, reflecting the decline in the value of the Pound Sterling against the Euro. Sales of franchised stores during the period grew by 1.7% to EUR 17.6 m; in Pound Sterling terms, sales of franchised stores increased by 3.5%. The increase in D&A’s sales was primarily attributable to the Company’s continuing aggressive marketing campaigns driving increased sales of higher quality products. At March 31 2004, D&A operated a network of 232 owned shops and 143 franchised shops.

GO grew sales by 11.3% to EUR 36.4 m from the EUR 32.7 m posted in the first quarter of 2003. GO continued to achieve notable net sales gains as a result of a 8.4% same store sales per working day increase as well as the expansion of its owned and franchised store network. At March 31, GO operated a network of 143 owned shops and 14 franchised shops, having opened a net total of 3 owned shops and 7 franchised shops during the last twelve months.

_________________

Ennio De Rigo, Chairman of the De Rigo Group, commented on the first quarter sales results: “We are very pleased with the Group’s sales results, which confirm the positive trend of last year at both the retail and the wholesale & manufacturing business segments.

The sale of our interest in EID allowed us to increase our focus on the existing brand portfolio and on the selection of new business opportunities.”

_________________

On May, 5 the annual shareholder meeting was held at the Group’s headquarters in Longarone, Italy. The main resolutions of the meeting were the following:

—	The shareholders approved De Rigo’s consolidated Italian GAAP financial statements for 2003, which showed an increase of 74.5% in consolidated net income to EUR 18.5 m and a substantial reduction in net financial debt to only EUR 3.6 m.

—	The number of the members of the Board of Directors was increased from six to seven. Maurizio Dessolis, the Group’s Chief Financial Officer, and Massimo De Rigo, the Group’s Head of the Design Department, were elected as Directors and also named as the Group’s Vice-Chairmen.

—	De Rigo’s shareholders authorized an extension of the existing share repurchase program for an additional 18 months. As a result, the Company is authorized to repurchase up to 4,400,000 of its ordinary shares (in the form of shares or American Depositary Shares) for a period of 18 months, through November 2005. The authorization requires that repurchases be made at a price not greater than 10% more than, and not lower than 10% less than, the official closing price of the Company’s American Depositary Shares on the New York Stock Exchange on the trading day preceding any repurchase.

—	The shareholders also modified certain provisions of De Rigo’s articles of association in order to reflect recent changes in Italian law.

******

De Rigo is one of the world’s largest manufacturers and distributors of premium eyewear, the major optical retailer in Spain through General Optica, one of the leading retailers in the British optical market through Dollond & Aitchison and a partner of the LVMH Fashion Group for the manufacture and distribution of Celine, Fendi, Givenchy and Loewe eyewear. De Rigo also manufactures and distributes the licensed brands Etro, Fila, Furla, La Perla, Mini and Onyx and its own brands Police, Sting and Lozza.

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 6, 2002

DE RIGO S.p.A.
By: /s/ Ennio De Rigo Ennio De Rigo Chairman of the Board and Chief Executive Officer